EXHIBIT 3.1

Kansas City Southern Bylaws
Article III
Section 2. Number, Term and Qualifications. The number of directors shall not be less than three nor more than eighteen, the exact number of directors to be determined from time to time by resolution adopted by a majority of the whole Board of Directors, and such exact number shall be eighteen until otherwise determined by resolution adopted by a majority of the whole Board of Directors. Directors need not be stockholders.
The Board of Directors shall be divided into three classes as nearly equal in number as possible. At each annual meeting of stockholders, successors to directors of the class whose terms then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting of stockholders. When the number of directors is changed, any newly created directorships or any decrease in directorships shall be so apportioned among the classes as to make all classes as nearly equal in number as possible. Notwithstanding the foregoing, whenever the holders of the preferred stock shall have the right, voting as a class, to elect two directors at the next annual meeting of stockholders, the terms of all directors shall expire at the next annual meeting of stockholders, and then and thereafter all directors shall be elected for a term of one year expiring at the succeeding annual meeting.
No person who has attained the age of ~~72~~ 75 shall be eligible to be nominated or to serve as a member of the Board of Directors, but any person who shall attain the age of ~~72~~ 75 during the term of directorship to which he was elected shall be eligible to serve the remainder of such term.